ESSILOR

COMMUNIQUE

Chiffre d'affaires 2006 : + 11 %
Une croissance organique record de 8,1 %

Nouvelles opérations de croissance externe en France et aux Etats-Unis

Charenton-le-Pont (le 25 janvier 2007) -- Au 31 décembre 2006, le chiffre d'affaires consolidé provisoire d'Essilor, numéro un mondial de l'optique ophtalmique, s'établit à 2 690 millions d'euros en hausse de 11 % par rapport à 2005.

En 2006, dans un marché favorable pour les verres ophtalmiques, le groupe a largement bénéficié du succès mondial de Varilux Physio®, son verre progressif généraliste lancé en début d'exercice, et renforcé ses parts de marché dans toutes les régions.

Dans ce contexte, Essilor confirme une nouvelle augmentation de ses résultats et de sa rentabilité en 2006 par rapport à 2005.

Chiffre d'affaires consolidé

En millions d'euros	**2006**	2005	Variation publiée	Variation en base homogène	Effet de périmètre	Effet de change
Chiffre d'affaires consolidé au 31/12	**2 690,0**	2 424,3	+ 11,0 %	+ 8,1 %	+ 3,2 %	- 0,3 %
Chiffre d'affaires consolidé au 4ème trimestre	**667,3**	621,2	+ 7,4 %	+ 8,8 %	+ 3,1 %	- 4,5 %

La croissance du chiffre d'affaires résulte des facteurs suivants :

- Une progression en base homogène de + 8,1 % sur l'exercice bien répartie entre le 1er semestre (+ 8,7 %) et le 2ème semestre (+ 7,5 %). Elle reflète :
  - une forte hausse des volumes de l'ordre de 7 %,
  - une amélioration du mix produit liée au succès de Varilux Physio® et à une bonne croissance des verres progressifs, des verres organiques à très hauts indices et en polycarbonate ainsi que des valeurs ajoutées (verres antireflet et photochromiques).

- Un effet de change légèrement négatif (- 0,3 %) dû à la baisse du yen et des dollars américain et australien par rapport à l'euro.

- Un effet périmètre de 3,2 %, provenant de l'apport des sociétés acquises en 2005 et 2006 -principalement aux Etats-Unis, en Inde et à Taïwan- qui ont contribué pour 77,6 millions d'euros au chiffre d'affaires du groupe. En 2006, Essilor a réalisé 22 acquisitions dont 14 aux Etats-Unis.

Chiffre d'affaires par région

En millions d'euros	**31/12/2006**	31/12/2005	Variation publiée	Variation en base homogène
Europe	**1 207,9**	1 120,4	+ 7,8 %	+ 6,6 %
Amérique du Nord	**1 156,7**	1 025,1	+ 12,8 %	+ 9,4 %
Asie Océanie	**233,0**	202,1	+ 15,3 %	+ 8,7 %
Amérique latine	**92,4**	76,7	+ 20,4 %	+ 10,4 %
Total	**2 690,0**	2 424,3	+ 11,0 %	+ 8,1 %

- Un retour à une croissance soutenue en Europe

Le groupe a réalisé une belle année, notamment avec le lancement de Varilux Physio® dans le réseau Essilor. La France, l'Allemagne, l'Espagne, l'Italie et les pays d'Europe de l'Est ont enregistré les meilleurs scores.

- Une forte dynamique en Amérique du Nord

Aux Etats-Unis, la croissance est restée forte tout au long de l'année, particulièrement dans les réseaux de vente aux opticiens et aux laboratoires indépendants. Le Canada a également fait un très bon exercice.

➢ Une activité bien orientée dans le reste du monde

En Asie, la croissance a été tirée par les performances de la Chine et de l'Inde ainsi que par une bonne reprise en Australie. Au Japon, dans un marché stable, Nikon-Essilor a enregistré une légère augmentation de ses ventes et gagné des parts de marché. En Amérique latine, l'Argentine a fortement progressé.

Trois opérations de croissance externe

Essilor complète son réseau international de distributeurs grossistes avec Novacel

Après l'acquisition des sociétés Nassau aux Etats-Unis et LTL en Italie, Essilor a étendu son réseau international de grossistes distributeurs par une prise de participation dans le groupe français **Novacel**.

Ce partenariat, en totale indépendance vis-à-vis des réseaux Essilor et BBGR existants, permettra au groupe de proposer des offres alternatives de produits et de services, tout en assurant la pérennité d'un acteur reconnu du marché.

Le groupe Novacel, fondé en 1994, distribue en Europe et en France une gamme complète de verres sous ses marques propres et est doté d'un laboratoire de prescription. Il a réalisé en 2006 un chiffre d'affaires consolidé de l'ordre de 39 millions d'euros, et emploie 280 personnes. L'équipe de direction actuelle restera à la tête de Novacel et conservera son autonomie opérationnelle.

Deux laboratoires de prescription aux Etats-Unis

Aux Etats-Unis, Essilor of America, filiale d'Essilor, a acheté deux nouveaux laboratoires de prescription, distributeurs des produits Varilux®.

- Fin 2006 : **Peninsula Optical Lab Inc.**, à Seattle, Washington, qui réalise un chiffre d'affaires de 5,5 millions de dollars et emploie 40 personnes.
- Début 2007 : **Beitler McKee Optical Company**, à Pittsburgh, Pennsylvanie, dont les ventes s'élèvent à 13 millions de dollars et les employés à 78.

Une conférence téléphonique aura lieu aujourd'hui à 9 heures.

Le numéro de téléphone est : 01 72 28 10 99

Elle sera retransmise en différé sur Internet et accessible par le lien suivant :

http://hosting.3sens.com/Essilor/20070125-A60279DB/fr

Prochain rendez-vous :

Les résultats annuels 2006 seront publiés le 8 mars 2007.

Essilor International est le numéro un mondial de l'optique ophtalmique et propose, sous les marques phares Varilux®, Crizal®, Airwear® et Essilor®, une large gamme de verres pour corriger la myopie, l'hypermétropie, la presbytie et l'astigmatisme. Essilor est présent sur les cinq continents au travers de ses 16 sites de production, de ses 215 laboratoires de prescription (finition des verres) et de ses réseaux de distribution.

L'action Essilor est cotée sur le marché Euronext à Paris et fait partie de l'indice CAC 40.

Codes : ISIN : FR 0000121667 ; Reuters : ESSI.PA ; Bloomberg : EF FP.

Relations Investisseurs et Communication Financière

Véronique Gillet

Tél. : 01 49 77 42 16

ESSILOR

PRESS RELEASE

2006 Revenue Up 11%

Record Organic Growth of 8.1%

New Acquisitions

in France and the United States

SUPPL

Charenton-le-Pont, France (January 25, 2007) -- Essilor, the world leader in ophthalmic optics, has announced consolidated revenue of €2,690 million for 2006, an 11% increase over the previous year.

In a favorable environment for ophthalmic lenses, Essilor benefited considerably from worldwide demand for Varilux Physio®, its mass-market progressive lens launched at the beginning of the year, and increased its market share in every region.

As a result, the Company has confirmed that 2006 will see further growth in both earnings and margins.

Consolidated revenue

€ millions	**2006**	2005	Reported change	% change like-for-like	Contributions from acquisitions	Currency effect
Consolidated revenue at December 31	**2,690.0**	2,424.3	11.0%	8.1%	3.2%	- 0.3%
Consolidated fourth quarter revenue	**667.3**	621.2	7.4%	8.8%	3.1%	- 4.5%

Growth was driven by:

- An 8.1% like-for-like increase that was well balanced between the first half (8.7%) and the second (7.5%). It reflected:
  - Around a 7% increase in unit sales.
  - An improvement in the product mix, resulting from the success of Varilux Physio® and solid growth in sales of progressive lenses, plastic lenses made of very high index and polycarbonate materials, and high-value added anti-reflective and photochromic lenses.

- A slightly negative 0.3% currency effect due to a decline in the yen, the US dollar and the Australian dollar against the euro.

- A 3.2% contribution from companies acquired in 2005 and 2006—mainly in the United States, India and Taiwan—which added an aggregate €77.6 million to consolidated revenue. During the year, Essilor made 22 acquisitions, of which 14 in the United States.

Consolidated revenue by region

€ millions	**Dec. 31, 2006**	Dec. 31, 2005	Reported change	% change like-for-like
Europe	**1,207.9**	1,120.4	7.8%	6.6%
North America	**1,156.7**	1,025.1	12.8%	9.4%
Asia-Pacific	**233.0**	202.1	15.3%	8.7%
Latin America	**92.4**	76.7	20.4%	10.4%
Total	**2,690.0**	2,424.3	11.0%	8.1%

- A return to sustained growth in Europe

2006 was a good year in Europe, led by the launch of Varilux Physio® across the Essilor network. France, Germany, Spain, Italy and the Eastern European countries turned in the best results for the year.

- Strong momentum in North America

In the United States, growth was strong throughout the year, especially in networks that sell to opticians and independent laboratories. Canada also had a very good year.

➢ Increased demand in the rest of the world

In Asia, growth was led by a strong performance in China and India and a solid recovery in Australia. In Japan, where the market was stable, Nikon-Essilor increased its market share despite only modest sales growth. In Latin America, sales in Argentina rose sharply.

Three Acquisitions

Essilor extends its international network of wholesale distributors with an equity investment in Novacel

Following the acquisition of Nassau in the United States and LTL in Italy, Essilor has further extended its international network of wholesale distributors by acquiring an equity stake in France's **Novacel**.

The partnership, which is totally independent of the existing Essilor and BBGR networks, will enable Essilor to market alternative product and service offerings, while ensuring the long-term viability of Novacel, a recognized market player.

Founded in 1994, Novacel distributes a full range of lenses under its own brands in France and other European markets and operates a prescription laboratory. The company, which has 280 employees, reported 2006 consolidated revenue of approximately €39 million. The current Novacel management team will remain in place and continue to operate the company independently.

Two prescription lens laboratories in the United States

In the United States, subsidiary Essilor of America has acquired two new prescription laboratories that distribute Varilux® products.

- Late 2006: **Peninsula Optical Lab Inc.** in Seattle, Washington, with $5.5 million in revenue and 40 employees.
- Early 2007: **Beitler McKee Optical Company** in Pittsburgh, Pennsylvania, with $13 million in revenue and 78 employees.

A conference call will be held today at 10 a.m. CET.

The number to dial is: +44 (0)161 601 8920

The conference will be available for later listening at:

http://hosting.3sens.com/Essilor/20070125-A60279DB/en

Next financial announcement

Results for 2006 will be released on March 8, 2007

Essilor International is the world leader in ophthalmic optical products, offering a wide range of lenses under the flagship Varilux®, Crizal®, Airwear® and Essilor® brands to correct myopia, hyperopia, presbyopia and astigmatism. Essilor operates worldwide through 16 production sites, 215 lens finishing laboratories and local distribution networks. The Essilor share trades on the Euronext Paris market and is included in the CAC 40 index. Codes and symbols: ISIN: FR 0000121667; Reuters: ESSI.PA; Bloomberg: EF FP.

Investor Relations and Financial Communications

Véronique Gillet

Phone: +33 (0)1 49 77 42 16